=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                Under the Securities and Exchange Act of 1934



KKR & Co. L.P.
               ------------------------------------------------
                               (Name of Issuer)

                                 Common Units
                ------------------------------------------------
                        (Title of Class of Securities)

                                  48248M102
                ------------------------------------------------
                               (CUSIP Number)

                           Allison Bennington, Esq.
                              ValueAct Capital
                 One Letterman Drive, Building D, Fourth Floor
                          San Francisco, CA  94129
                               (415) 362-3700
                ------------------------------------------------
                 (Name, address and telephone number of Person
                Authorized to Receive Notices and Communications)


                              August 10, 2017
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 48248M102                                             Page 2 of 16
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital MFB Holdings, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         28,555,916**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        28,555,916**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    28,555,916**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   6.1%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 48248M102                                             Page 3 of 16
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         28,555,916**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        28,555,916**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    28,555,916**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   6.1%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 48248M102                                             Page 4 of 16
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners I, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         28,555,916**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        28,555,916**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    28,555,916**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.1%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 48248M102                                             Page 5 of 16
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         28,555,916**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        28,555,916**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    28,555,916**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.1%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 48248M102                                             Page 6 of 16
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         28,555,916**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        28,555,916**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    28,555,916**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.1%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 48248M102                                             Page 7 of 16
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings, L.P.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         28,555,916**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        28,555,916**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    28,555,916**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.1%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 48248M102                                             Page 8 of 16
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings GP, LLC
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY        28,555,916**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        28,555,916**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    28,555,916**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.1%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 48248M102                                             Page 9 of 16
-----------------------------------------------------------------------------

Item 1.     Security and Issuer

       This Schedule 13D relates to the common units (the "Common Units") of KKR & Co. L.P., a Delaware Limited Partnership (the "Issuer"). The address of the principal executive offices of the Issuer is 9 West 57th?Street, Suite?4200, New York, New York 10019.

Item 2.     Identity and Background

       This statement is filed jointly by (a) ValueAct Capital MFB Holdings, L.P. ("ValueAct MFB"), (b) ValueAct Capital Master Fund, L.P. ("ValueAct Master Fund"), (c) VA Partners I, LLC ("VA Partners I"), (d) ValueAct Capital Management, L.P. ("ValueAct Management L.P."), (e) ValueAct Capital Management, LLC ("ValueAct Management LLC"), (f) ValueAct Holdings, L.P. ("ValueAct Holdings") and (g) ValueAct Holdings GP, LLC ("ValueAct Holdings GP")(collectively, the "Reporting Persons").

       ValueAct MFB is a limited partnership organized under the laws of the British Virgin Islands. ValueAct Master Fund is a limited partnership organized under the laws of the British Virgin Islands. VA Partners I is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Master Fund. ValueAct Management L.P. is a Delaware limited partnership which renders management services to ValueAct Master Fund. ValueAct Management LLC is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Management L.P. ValueAct Holdings is a Delaware limited partnership and is the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC and is the majority owner of the membership interests of VA Partners I. ValueAct Holdings GP is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Holdings. The address of the principal business and principal office of each of the Reporting Persons is One Letterman Drive, Building D, Fourth Floor, San Francisco, CA 94129.

    (d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

      The source of funds used for the purchase of the Common Units and to enter into the cash-settled swaps (as discussed in Item 6 below) was the working capital of ValueAct Master Fund. The aggregate purchase price of the Common Units is approximately $540,433,803.20. The aggregate purchase price of the cash-settled swaps is approximately $308,017,590.52.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 48248M102                                             Page 10 of 16
-----------------------------------------------------------------------------

Item 4.     Purpose of Transaction

      The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

       The Reporting Persons have acquired securities of the Issuer for investment purposes. The Reporting Persons believe the securities of the Issuer are undervalued and represent an attractive investment opportunity.

       The Reporting Persons have had and anticipate having further discussions with officers of the Issuer and officers and directors of KKR Management LLC, the Issuer's managing partner (the "Managing Partner"), in connection with the Reporting Persons' investment in the Issuer. The topics of these conversations will cover a range of issues, including those relating to the business of the Issuer, management, operations, capital allocation, asset allocation, capital or corporate structure, distribution policy, financial condition, mergers and acquisitions strategy, overall business strategy, executive compensation, and corporate governance. The Reporting Persons may also have similar conversations with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals, and other investors. The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer's management and the management and board of directors of the Managing Partner, other holders of the Issuer's Common Units, and other interested parties, such as those set out above.

???? The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Managing Partner's board of directors, price levels of the Common Units, other investment opportunities available to the Reporting Persons, rights afforded to the Common Units pursuant to the Issuer?s limited partnership agreement and other relevant documents, tax implications, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to its investment position in the Issuer as it deems appropriate, including, without limitation, purchasing additional Common Units or other instruments that are based upon or relate to the value of the Common Units or the Issuer in the open market or otherwise, selling some of all of its interests held by the Reporting Persons, and/or engaging in hedging or similar transactions with respect to the Common Units.

Item 5.    Interest in Securities of the Issuer

       The responses to Items 3, 4 and 6 of this Schedule 13D are incorporated herein by reference.

(a) and (b).  Set forth below is the beneficial ownership of Common
Units of the Issuer for each person named in Item 2. Common units reported as beneficially owned by ValueAct MFB are also reported as beneficially owned

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 48248M102                                            Page 11 of 16
-----------------------------------------------------------------------------

by (i) ValueAct Master Fund as the sole owner of the limited partnership interests of ValueAct MFB, (ii) ValueAct Management L.P. as the manager of each such investment partnership,(iii) ValueAct Management LLC, as General Partner of ValueAct Management L.P., (iv) ValueAct Holdings, as the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC and as the majority owner of the membership interests of VA Partners I and (v) ValueAct Holdings GP, as General Partner of ValueAct Holdings. Common Units reported as beneficially owned by ValueAct MFB are also reported as beneficially owned by VA Partners I, as General Partner of ValueAct MFB. VA Partners I, ValueAct Master Fund, ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP also, directly or indirectly, may own interests in one or more than one of the partnerships from time to time. Unless otherwise indicated below, by reason of such relationship ValueAct MFB is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Units, with VA Partners I, ValueAct Master Fund, ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP. Information regarding each of the Reporting Persons is set forth in Item 2 of this
Schedule 13D and is expressly incorporated by reference herein.

         As of the date hereof, ValueAct MFB is the beneficial owner of 28,555,916 Common Units, representing approximately 6.1% of the Issuer's outstanding Common Units. The number of Common Units set forth above excludes cash-settled swaps disclosed in Item 6. All percentages set forth in this
Schedule 13D are based upon the Issuer's reported 469,983,183 outstanding Common Units as reported in the Issuer's Form 10-Q filed on August 4, 2017 for the quarterly period ended June 30, 2017.

       (c) The following table sets forth all transactions with respect to the Common Units effected in the previous sixty days by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on August 21, 2017. Except as otherwise noted below, all such transactions were purchases (or sales) of Common Units effected in the open market.

Reporting Person         Trade Date    Buy/Sell   Bought(Sold)  Price/Share
----------------         ----------    --------    --------    -----------
ValueAct MFB	       06/22/2017		Buy	    500,000	     18.62
ValueAct MFB	       06/23/2017		Buy	    500,000      18.67
ValueAct MFB	       06/26/2017		Buy	    500,000	     18.35
ValueAct MFB	       06/27/2017		Buy	    500,000	     18.44
ValueAct MFB	       06/28/2017		Buy	    500,000      18.48
ValueAct MFB	       06/29/2017		Buy	    500,000      18.42
ValueAct MFB	       06/30/2017		Buy	    500,000      18.61
ValueAct MFB	       07/03/2017		Buy	    200,000      18.73
ValueAct MFB	       07/05/2017		Buy	    500,000      18.32
ValueAct MFB	       07/06/2017		Buy	    500,000      18.32
ValueAct MFB	       07/07/2017		Buy	    500,000      18.40
ValueAct MFB	       07/10/2017		Buy	    500,000      18.84
ValueAct MFB	       07/11/2017		Buy	    500,000      18.93
ValueAct MFB	       07/12/2017		Buy	    500,000	     19.01
ValueAct MFB	       07/12/2017		Buy	    141,800	     19.00
ValueAct MFB	       07/13/2017		Buy	    500,000	     19.22

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 48248M102                                            Page 12 of 16
-----------------------------------------------------------------------------

ValueAct MFB	       07/14/2017		Buy	    500,000	     19.30
ValueAct MFB	       07/14/2017		Buy	     75,000	     19.24
ValueAct MFB	       07/17/2017		Buy	    500,000	     19.47
ValueAct MFB	       07/17/2017		Buy	    200,000	     19.47
ValueAct MFB	       07/18/2017		Buy	    500,000	     19.13
ValueAct MFB	       07/18/2017		Buy	    200,000	     19.11
ValueAct MFB	       07/19/2017		Buy	    550,000	     19.33
ValueAct MFB	       07/19/2017		Buy	    200,000	     19.33
ValueAct MFB	       07/19/2017		Buy	    200,000	     19.30
ValueAct MFB	       07/20/2017		Buy	    550,000	     19.48
ValueAct MFB	       07/20/2017		Buy	    200,000	     19.47
ValueAct MFB	       07/20/2017		Buy	    116,000	     19.50
ValueAct MFB	       07/21/2017		Buy	    200,000	     19.46
ValueAct MFB	       07/21/2017		Buy	    550,000	     19.47
ValueAct MFB	       07/24/2017		Buy	    550,000	     19.38
ValueAct MFB	       07/24/2017		Buy	    200,000	     19.38
ValueAct MFB	       07/25/2017		Buy	    550,000	     19.48
ValueAct MFB	       07/25/2017		Buy	    200,000	     19.48
ValueAct MFB	       07/26/2017		Buy	    550,000	     19.47
ValueAct MFB	       07/26/2017		Buy	    200,000	     19.46
ValueAct MFB	       07/27/2017		Buy	    550,000	     19.72
ValueAct MFB	       07/27/2017		Buy	    300,000	     19.71
ValueAct MFB	       07/27/2017		Buy	    300,000	     19.73
ValueAct MFB	       07/27/2017		Buy	    300,000	     19.53
ValueAct MFB	       07/28/2017		Buy	    550,000	     19.20
ValueAct MFB	       07/28/2017		Buy	     50,000	     19.16
ValueAct MFB	       07/28/2017		Buy	    150,000	     19.18
ValueAct MFB	       07/31/2017		Buy	    550,000	     19.46
ValueAct MFB	       07/31/2017		Buy	    200,000	     19.46
ValueAct MFB	       08/01/2017		Buy	    550,000	     19.61
ValueAct MFB	       08/01/2017		Buy	    167,200	     19.48
ValueAct MFB	       08/02/2017		Buy	    550,000	     19.45
ValueAct MFB	       08/02/2017		Buy	    200,000	     19.43
ValueAct MFB	       08/02/2017		Buy	  1,300,000	     19.48
ValueAct MFB	       08/03/2017		Buy	    550,000	     19.49
ValueAct MFB	       08/03/2017		Buy	    200,000	     19.48
ValueAct MFB	       08/04/2017		Buy	    550,000	     19.58
ValueAct MFB	       08/04/2017		Buy	     35,000	     19.50
ValueAct MFB	       08/07/2017		Buy	    550,000	     19.54
ValueAct MFB	       08/07/2017		Buy	    200,000	     19.50
ValueAct MFB	       08/08/2017		Buy	     20,916	     19.50
ValueAct MFB	       08/10/2017		Buy	    550,000	     18.69
ValueAct MFB	       08/11/2017		Buy	    650,000	     18.36
ValueAct MFB	       08/14/2017		Buy	    650,000	     18.73
ValueAct MFB	       08/15/2017		Buy	    650,000	     18.44
ValueAct MFB	       08/16/2017		Buy	    650,000	     18.50
ValueAct MFB	       08/17/2017		Buy	    650,000	     18.21
ValueAct MFB	       08/18/2017		Buy	    650,000	     18.25
ValueAct MFB	       08/21/2017		Buy	    650,000	     18.17

       (d) and (e) Not applicable.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 48248M102                                            Page 13 of 16
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Item 6.     Contracts, Arrangements, Understandings or Relationships with
            Respect to Securities of the Issuer

     The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

       ValueAct Master Fund has entered into notional principal amount derivative agreements in the form of cash-settled swaps with respect to 17,000,000 Common Units of the Issuer. The swaps provide ValueAct Capital Master Fund with economic results that are comparable to the economic results of ownership of the Common Units, whereby under the terms of the swaps, (i) ValueAct Master Fund will be obligated to pay to the counterparty any negative price performance of the referenced notional number of Common Units, plus interest set forth in the applicable agreement, and (ii) the counterparty will be obligated to pay ValueAct Master Fund any positive price performance of the referenced notional number of Common Units. The swaps do not give ValueAct Master Fund, or any of the other Reporting Persons, direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any Common Units that may be referenced in the swap agreements or Common Units or other securities or financial instruments that may be held from time to time by any counterparty to the agreements. The counterparty to the derivative agreements is an unaffiliated third party financial institution.

       On August 21, 2017 the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 1 hereto and is incorporated herein by reference.

       Other than as described elsewhere in this Schedule 13D, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Units which are required to be described hereunder.

Item 7.     Material to Be Filed as Exhibits

(1)	Joint Filing Agreement.

                                  SIGNATURE
          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, Bradley E. Singer, G. Mason Morfit and Allison Bennington, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 48248M102                                            Page 14 of 16
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and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                              ValueAct Capital MFB Holdings, L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  Bradley E. Singer
                                --------------------------------------
Dated:  August 21, 2017         Bradley E. Singer, Chief Operating Officer


       ValueAct Capital Master Fund, L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  Bradley E. Singer
                                --------------------------------------
Dated:  August 21, 2017         Bradley E. Singer, Chief Operating Officer


                              VA Partners I, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  August 21, 2017         Bradley E. Singer, Chief Operating Officer


                              ValueAct Capital Management, L.P., by
                              ValueAct Capital Management, LLC its
                              General Partner

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  August 21, 2017         Bradley E. Singer, Chief Operating Officer



       ValueAct Capital Management, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  August 21, 2017         Bradley E. Singer, Chief Operating Officer

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 48248M102                                            Page 15 of 16
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                              ValueAct Holdings, L.P., by
                              ValueAct Holdings GP, LLC, its General Partner

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  August 21, 2017         Bradley E. Singer, Chief Operating Officer


                              ValueAct Holdings GP, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  August 21, 2017         Bradley E. Singer, Chief Operating Officer


       Exhibit 1

                           JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Units of the Issuer, is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

       ValueAct Capital MFB Holdings, L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  Bradley E. Singer
                                --------------------------------------
Dated:  August 21, 2017         Bradley E. Singer, Chief Operating Officer

       ValueAct Capital Master Fund, L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  Bradley E. Singer
                                --------------------------------------
Dated:  August 21, 2017         Bradley E. Singer, Chief Operating Officer

                              VA Partners I, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  August 21, 2017         Bradley E. Singer, Chief Operating Officer


                               ValueAct Capital Management, L.P., by
                               ValueAct Capital Management, LLC its
                               General Partner

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  August 21, 2017         Bradley E. Singer, Chief Operating Officer

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 48248M102                                            Page 16 of 16
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                               ValueAct Capital Management, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  August 21, 2017         Bradley E. Singer, Chief Operating Officer

                                ValueAct Holdings, L.P., by
                                ValueAct Holdings GP, LLC, its
                                General Partner

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  August 21, 2017         Bradley E. Singer, Chief Operating Officer

                              ValueAct Holdings GP, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  August 21, 2017         Bradley E. Singer, Chief Operating Officer